NOTE 21 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  (Supplement to the audited consolidated financial statements for the years ended December 31, 2002 and 2001)

         The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The most significant differences between Canadian and United States GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for pensions, convertible debentures, derivative instruments and the reporting of comprehensive income.

         The following table reconciles the consolidated statements of (loss) earnings as reported under Canadian GAAP with those that would have been reported under United States GAAP:

                         YEAR ENDED DECEMBER 31                       2002             2001
         -----------------------------------------------------      --------         -------
         NET INCOME (LOSS)-- CANADIAN GAAP .................        $ 11,132         $(6,066)
         Increase in interest expense related to
           convertible debentures (a) ......................            (590)             --
         Adjustment to purchase price allocation relating to
           differences in treatment of Joint Ventures (b) ..            (450)             --
         Changes in fair value of interest rate
           derivatives (d) .................................             368          (1,021)
         Unrealized loss on investment held for sale (e) ...              --             707
         Other .............................................             589              --
         NET INCOME (LOSS) -- UNITED STATES
           GAAP ............................................        $ 11,049         $(6,380)
                                                                    ========         =======
         OTHER COMPREHENSIVE (LOSS) INCOME:
           Derivative loss (d) .............................          (2,310)           (163)
           Foreign currency translation adjustment (c) .....             179            (933)
           Minimum unfunded pension liability (f).......             (16,309)           (195)
                                                                    --------         -------
         OTHER COMPREHENSIVE INCOME (LOSS) -- UNITED
           STATES GAAP .....................................         (18,440)         (1,291)
                                                                    --------         -------
         COMPREHENSIVE (LOSS) INCOME -- UNITED STATES
           GAAP ............................................        $ (7,391)        $(7,671)
                                                                    ========         =======
         Net (loss) earnings per share-- United States
           GAAP
           Basic ...........................................        $  (0.08)        $ (0.04)
           Diluted .........................................        $  (0.08)        $ (0.04)
                                                                    ========         =======

(a) Convertible Debentures

         Under Canadian GAAP, the convertible debenture obligation is classified as an equity instrument. For Canadian GAAP, the interest, net of taxes, of the equity component of the convertible debentures is recorded as an after-tax charge to reinvested earnings. Under US GAAP, the convertible debenture obligation would be accounted for entirely as a liability and, accordingly, interest costs would be recorded as interest expense. The Company has the ability to redeem the convertible debenture at par plus accrued interest by the issuance of Common Shares or cash. As a result, for US GAAP, the convertible debenture would be classified as current debt in the 12-month period in advance of the redemption date, and as long-term debt during the remainder of the 20 year term. Therefore, for US GAAP the liability would be classified as long term debt for 2002 and 2001.

(b) Adjustment to Purchase Price Allocation Relating to Joint Ventures

         Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. Under an accommodation of the US Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to US GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 6 for summarized financial information in respect of the Company's joint ventures.

         Because of the different treatment of joint ventures between Canadian GAAP and US

GAAP, a permanent difference results in the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to both property, plant and equipment and to investment in subsidiary. As a result, there is a difference in depreciation expense.

(c) Comprehensive Income

         United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses.

(d) Derivative Instruments

         The Company has interest rate swap agreements. Under US GAAP, unrealized gains and losses on the mark-to-market valuation of the swaps may be subject to hedge treatment under SFAS No. 133 whereby all or a portion of the mark-to-market gain or loss is recorded to other comprehensive income and the swap recorded at fair value. Any ineffective portion is recorded against income. In 2002, a portion of the US interest rate swap mark-to-market value was deemed to be ineffective and therefore recorded as an expense under US GAAP. Under Canadian GAAP, which does not recognize Comprehensive Income on the face of the financial statements, mark-to-market valuation changes are only reported in the footnotes.

(e) Investments

         United States accounting standards for equity investments, which are set forth in SFAS No. 115, require that certain equity investments not held for trading be recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income. At December 31, 2001, the Company had an investment held for sale which was below market value.

(f) Accumulated Unfunded Pension Liability

     Under U.S. GAAP, the Company should recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

 (g) Freight Costs

         For Canadian GAAP, sales are recorded net of freight costs for delivery. US GAAP would require that freight costs be included in cost of sales. The impact of this adjustment is to increase sales and cost of sales by $70.6 million in 2002 and $58.3 million in 2001.

         The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and US GAAP:

                                                            CANADIAN GAAP                        U.S. GAAP
                                                       ------------------------          ------------------------
                      DECEMBER 31                       2002              2001             2002             2001
                  ------------------                   -------          -------          -------          -------
                                                          $                $                $                 $
         ASSETS
           Current assets ....................         554,920          320,250          518,144          316,454
           Property, plant & equipment .......         898,948          530,885          765,644          528,300
             Goodwill ........................         114,374          114,374          114,374          114,374
           Other assets ......................           3,159           96,430          115,562           99,428
         LIABILITIES
           Current liabilities (excl
             indebtedness)....................         244,338          132,489          222,471          130,810
           Current portion of long-term debt .         107,321           67,060          101,090           68,545
           Long-term debt & related party debt         411,833          656,573          463,423          656,573
           Other long-term liabilities .......          99,341           26,276          132,894           26,548
           Deferred income taxes .............          82,158           99,109           67,341           97,718
           Minority interest .................          33,312           30,634           33,312           30,634
         SHAREHOLDERS' EQUITY
           Invested capital ..................         513,400           58,364          513,393           58,357
           Convertible debentures ............          79,134               --               --               --
           Retained earnings (deficit) .......           1,329           (7,622)            (107)           (8,975)
           Cumulative translation adjustment .            (765)            (944)            (765)            (944)
           Deferred compensation .............              --               --               --               --
           Other comprehensive income ........              --               --          (19,329)            (710)

Changes in shareholders' equity under US GAAP were as follows:

                 YEAR ENDED DECEMBER 31                     2002             2001
         -----------------------------------------        --------         -------
                                                              $                $
         Shareholders' equity at beginning of year          47,728          55,799
         Net (loss) earnings .....................          11,049          (6,380)
         Subsidiary stock activity ...............            (187)           (476)
         Changes in deferred compensation ........              --              76
         Foreign currency translation adjustment .             179            (933)
         Debt converted to equity ................         325,948              --
         Acquisition .............................         129,275              --
         Other comprehensive loss ................         (18,619)           (358)
         Dividends ...............................          (2,181)             --
                                                          --------         -------
         Shareholders' equity at end of year .....         493,192          47,728
                                                          ========         =======

    The difference in consolidated shareholders' equity may be reconciled as follows:

                 YEAR ENDED DECEMBER 31                     2002             2001
         -----------------------------------------        --------         -------
                                                              $                $
         Shareholders' equity based on Canadian GAAP       593,098          49,798
         Debenture reclassified to debt ..........         (79,134)             --
         Adjust purchase price for Gallatin joint venture     (450)             --
         Accumulated unfunded pension ............         (16,856)           (547)
         Unrealized losses on interest rate derivatives     (3,466)         (1,523)
         Other ...................................              --              --
                                                          --------         -------
         Cumulative reduction in net earnings under US
           GAAP ..................................         (99,906)         (2,070)
                                                          --------         -------
         Shareholders' equity based on US GAAP ...         493,192          47,728
                                                          ========         =======

    There are no significant differences with respect to the consolidated statement of cash flows between US GAAP and Canadian GAAP for 2002 and 2001.